Exhibit 99.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Fairmont Hotels & Resorts Inc. (the “Corporation”) on Form 40-F for the year ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, M. Jerry Patava, Chief Financial Officer of the Corporation, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.	the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	the information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Corporation.

/s/ M. Jerry Patava

Name: M. Jerry Patava Title: Chief Financial Officer Date: May 15, 2003